Profit & Loss

January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	312,170.70
Cost of Goods Sold	
Process & Service Fees	14,292.99
Purchases	172,638.30
Total COGS	186,931.29
Gross Profit	125,239.41
Expense	
Accounting Operations	11,950.00
Advertising & Promotion	
Networking	392.44
Online Advertising	5,295.17
Packaging	10.72
Vending Vinyl Wrap	986.02
Website	650.00
Advertising & Promotion - Other	1,475.22
Total Advertising & Promotion	8,809.57
Computer & Internet Expenses	1,904.35
Contract Labor	
Vending R&M	1,720.00
Vending Service	27,797.58
Contract Labor - Other	8,514.00
Total Contract Labor	38,031.58
Contractor Expenses	1,241.01
Dues & Subscriptions	
Membership Dues	603.24
Dues & Subscriptions - Other	1,594.70
Total Dues & Subscriptions	2,197.94
General & Administrative Expens	
Auto and Truck Expense	988.24
Bank Charges	454.38
Business Licenses and Permits	4,183.28
Charitable Contributions	510.00
Local Taxes Paid	94.84
Meals and Entertainment	598.12
Professional Development	1,537.50
Vendor Appreciation	110.00
Total General & Administrative Expens	8,476.36
Guaranteed Payments	
GP Betsy Wolf	4,600.00
GP Suzanne Southard	4,600.00
GP Tiffany King	4,600.00
Total Guaranteed Payments	13,800.00
Insurance	
General Liability	1,101.56
Other Insurance	71.03
Insurance - Other	996.33
Total Insurance	2,168.92
Legal & Professional Fees	
Accounting	5,826.78
Legal	7,803.13
Total Legal & Professional Fees	13,629.91

Profit & Loss
January through December 2019

	Jan - Dec 19
Office Expenses	
Office Supplies	5,833.92
Postage & Delivery	296.83
Small Furniture & Fixtures	2,474.33
Stationary & Printing	170.72
Office Expenses - Other	49.90
Total Office Expenses	8,825.70
Payroll Expenses	
Taxes	424.32
Wages	3,269.73
Total Payroll Expenses	3,694.05
Rent	
Cincinnati	6,217.38
KC Office	205.43
KCI	16,537.84
Las Vegas	35.85
Newark	10,783.52
OAK	9,502.49
Rent - Other	472.68
Total Rent	43,755.19
Travel Expense	
Airlines & Flights	5,708.91
Hotel & Lodging	2,450.88
Parking	714.64
Transportation	2,110.01
Travel Meals	1,715.64
Total Travel Expense	12,700.08
Vending Machines	
Repair & Maintenance	2,859.59
Service Add-Ons	2,658.59
Vending Machines - Other	124.99
Total Vending Machines	5,643.17
Total Expense	176,827.83
Net Ordinary Income	-51,588.42
Other Income/Expense	
Other Income	
Compensating Deduction	88.99
Total Other Income	88.99
Other Expense	
Interest Expense	1,221.35
Other Taxes	322.25
Total Other Expense	1,543.60
Net Other Income	-1,454.61
Net Income	**-53,043.03**